Exhibit 99.1

For Immediate Release

September 2, 2005

SANKYO COMPANY, LIMITED

DAIICHI PHARMACEUTICAL CO., LTD.

Notice of the Organization and the Personnel Appointments

of DAIICHI SANKYO COMPANY, LIMITED on September 28, 2005

Sankyo Company, Limited (“Sankyo”; headquarters: Tokyo, President and CEO: Takashi Shoda) and Daiichi Pharmaceutical Co., Ltd. (“Daiichi”; headquarters: Tokyo, President and CEO: Kiyoshi Morita) today announced the organization and the personnel appointments of DAIICHI SANKYO COMPANY, LIMITED (“DAIICHI SANKYO”), which will be established as a joint holding company on September 28, 2005.

1.	Organization

DAIICHI SANKYO has six departments.

Department	Function
Corporate Administration Department	Secretariat, General Affairs, Legal

Corporate Planning Department	Corporate Planning, Corporate Strategy

Finance & Accounting Department	Finance, Accounting

Corporate Communications Department	Investors Relations, Corporate Communications, Risk Management, Environment Management

Corporate Integration Department	Corporate Integration Management

Audit Department	Compliance, Internal Audit

2.	Organization Chart

3.	Personnel Appointments

New Position	Name	Current Position
Corporate Officer, General Manager, Corporate Administration Department	Yoshikazu Takano	Corporate Officer, Director, Office of the President of Sankyo

Corporate Officer, General Manager, Corporate Planning Department	Manabu Sakai	Corporate Officer, General Manager, Corporate Administration Department of Daiichi

Corporate Officer, General Manager, Finance & Accounting Department	Akihiko Ozawa	Member of the Board, Senior Executive Officer of Sankyo

Corporate Officer, General Manager, Corporate Communications Department	Toshio Takahashi	Corporate Officer, General Manager, Corporate Communications Department of Daiichi

Corporate Officer, General Manager, Corporate Integration Department	Akio Ozaki	Member of the Board, Senior Executive Officer of Sankyo

Corporate Officer, General Manager, Audit Department	Toshiro Minotani	Corporate Officer, General Manager, Legal Department of Daiichi

<Reference>

General Manager, Secretariat Office, Corporate Administration Department	Kazuyuki Watanabe	General Manager, Secretary Office, Corporate Planning Department of Daiichi

Deputy General Manager, Corporate Communications Department	Yuzo Yoshida	Vice-Director, Corporate Communications Department of Sankyo

Deputy General Manager, Corporate Integration Department	Toshiaki Sai	General Manager, Business Integration Office, Corporate Planning Department of Daiichi

[Further information]

SANKYO COMPANY, LIMITED

Corporate Communications Department

3-5-1 Nihonbashi Honcho, Chuo-ku, Tokyo, Japan 103-8426

                      TEL: 81-3-5255-7034

DAIICHI PHARMACEUTICAL CO., LTD.

Corporate Communications Department

3-14-10 Nihonbashi, Chuo-ku, Tokyo, Japan 103-8234

                      TEL: 81-3-3273-7107

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